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                              February 1, 2022

       Feng Zhou
       Chief Executive Officer
       Youdao, Inc.
       No. 399, Wangshang Road
       Binjiang District, Hangzhou 310051
       People   s Republic of China

                                                        Re: Youdao, Inc.
                                                            Form 20-F for the
Year Ended December 31, 2020
                                                            Filed April 28,
2021
                                                            Form 6-K filed
August 19, 2021
                                                            File No. 001-39087

       Dear Dr. Zhou:

              We have reviewed your October 22, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 23, 2021 letter.

       Correspondence dated October 22, 2021

       Item 3, Key Information, page 1

   1. We note your proposed disclosure in response to comment 4 that the VIE structure is
                                                        "designed to replicate
substantially the same economic benefits as would be provided by direct ownership." We
note, however, that the structure provides contractual exposure to foreign investment in
such companies rather than replicating direct ownership. Please revise accordingly.
   2. We note your proposed disclosure in response to comments 4 and 7. Any references to control that accrue to
you because of the VIE should be limited to a clear description of
 Feng Zhou
FirstName LastNameFeng Zhou
Youdao, Inc.
Comapany1,NameYoudao,
February   2022       Inc.
February
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         the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.
          Additionally, your disclosure should clarify that you are the primary beneficiary of the
         VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law. Provide a cross-reference to the specific risk factor discussing the risks facing the company as a result of this structure, as opposed to the risk factor section as a whole.
3.       We note your proposed disclosure in response to comment 4. We note your
         acknowledgement of the recent statements and regulatory actions by
China   s government,
         such as those related to the use of variable interest entities and data security or anti-
         monopoly concerns, however, you have not disclosed whether and how they have or will
         impact the company   s ability to conduct its business, accept foreign
investments, or list on
         a U.S. or other foreign exchange. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and how the
         Holding Foreign Companies Accountable Act and related regulations will affect your company, here and in the risk factor you reference in response to comment 12.
4. We note your proposed disclosure in response to comment 7. Please also provide this disclosure under "Key Information," including any diagram of your organizational structure. Also, please add disclosure regarding the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
5. We note your proposed disclosure in response to comment 9. Please also provide this disclosure under "Key Information." Also, revise to describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
6. We note your proposed disclosure in response to comment 10. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Item 3D. Risk Factors, page 1

7. We note your proposed disclosure in response to comment 3. Please update your response to acknowledge and address that new rules will go into effect on February 15 that require internet companies holding the data of more than 1 million users to undergo a network security review before listing overseas. Elaborate upon whether and how these rules impact you and your operations.
General

8. We note your response to comment 13 and your Form 6-K furnished on September 30,
 Feng Zhou
Youdao, Inc.
February 1, 2022
Page 3
         2021. Please revise your disclosure to update investors on the status of your divestment of your Academic AST Business and/or whether you have complied with the requirement to re-register as a non-profit, as you were obligated to do by the end of 2021. Discuss the ramifications of failing to do so.
       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameFeng Zhou                                   Sincerely,
Comapany NameYoudao, Inc.
                                                              Division of
Corporation Finance
February 1, 2022 Page 3                                       Office of Trade &
Services
FirstName LastName